SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

MEDPRO SAFETY PRODUCTS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

58504M100

(CUSIP Number)

Vision Capital Advisors, LLC

20 West 55th Street, 5th Floor

New York, NY 10019

Attention: James Murray

Tel: 212.849.8237

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 12, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 11 pages

CUSIP No.: 58504M100

NAME OF REPORTING PERSON

1.	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Adam Benowitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7	SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER - 30,924,698*
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER - 30,924,698*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,924,698*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

73.8%*

14	TYPE OF REPORTING PERSON

IN

* As of September 26, 2012 (the date of filing of this Schedule 13D).

Page 2 of 11 pages

CUSIP No.: 58504M100

NAME OF REPORTING PERSON

1.	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Carl Kleidman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7	SOLE VOTING POWER - 100,000*
SHARES
BENEFICIALLY	8	SHARED VOTING POWER - 0
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER - 100,000*
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER - 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.8%*

14	TYPE OF REPORTING PERSON

IN

* As of September 26, 2012 (the date of filing of this Schedule 13D).

Page 3 of 11 pages

CUSIP No.: 58504M100

1	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vision Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER - 30,924,698*
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER - 30,924,698*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,924,698*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

73.8%*

14	TYPE OF REPORTING PERSON

IA

* As of September 26, 2012 (the date of filing of this Schedule 13D).

Page 4 of 11 pages

CUSIP No.: 58504M100

1	NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vision Opportunity Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF	7	SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER - See Item 5
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER - See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14	TYPE OF REPORTING PERSON

CO

Page 5 of 11 pages

CUSIP No.: 58504M100

NAME OF REPORTING PERSON

1.	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vision Capital Advantage Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER - See Item 5
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER - See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14	TYPE OF REPORTING PERSON

PN

Page 6 of 11 pages

CUSIP No.: 58504M100

NAME OF REPORTING PERSON

1.	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

VCAF GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER - See Item 5
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER - See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14	TYPE OF REPORTING PERSON

OO

Page 7 of 11 pages

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed with respect to the beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of MedPro Safety Products, Inc., a Delaware corporation (the “Company” or the “Issuer”). This Amendment No. 1 supplements Items 2, 3, 4 and 7, and amends and restates in its entirety Item 5, of the Schedule 13D originally filed on August 12, 2010.

ITEM 2.	Identity and Background.

Carl Kleidman, a United States Citizen (“Mr. Kleidman”), is hereby added as a Reporting Person. Mr. Kleidman is the Managing Director of the Investment Manager and the Funds’ representative on the Issuer’s board of directors (“Board of Directors”). Mr. Kleidman’s principal occupation is serving as Managing Director of the Investment Manager. During the last five years, Mr. Kleidman has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration

The options to acquire 100,000 shares of Common Stock described in Item 4 were issued to Mr. Kleidman by the Company for no additional consideration in connection with his services as a member of the Issuer’s Board of Directors.

The funds used to acquire the securities described in Item 4 of this Amendment No. 1 were from working capital of the Master Fund, and the amount of funds totaled in the aggregate $727,000.

ITEM 4.	Purpose of Transaction.

Options Granted in Connection with Mr. Kleidman’s Board Membership

On August 23, 2011, the Company issued Mr. Kleidman options to acquire (i) 50,000 shares of Common Stock at an exercise price of $1.81 per share, which may only be exercised during the 30-day period ending on January 30, 2013; provided that if before that date Mr. Kleidman terminates service with the Issuer or a change of control of the Issuer occurs, then Mr. Kleidman may exercise such options only during the 30-day period after the event, and (ii) 25,000 shares of Common Stock at an exercise price of $2.96 per share, which may be exercised on the earlier of August 23, 2012 or the expiration of Mr. Kleidman’s term on the Issuer’s Board of Directors, and expire on August 23, 2021.

On August 28, 2012, the Company issued Mr. Kleidman options to acquire 25,000 shares of Common Stock at an exercise price of $1.67 per share, which may be exercised on the earlier of August 28, 2013 or the expiration of Mr. Kleidman’s term on the Issuer’s Board of Directors, and expire on August 28, 2022.

September 12, 2012 Series D Senior Secured Promissory Note and Related Transactions

On September 12, 2012, the Issuer entered into a Series D Senior Secured Promissory Note (the “Series D Note”) with the Master Fund in the principal amount of $4,235,000. Pursuant to the terms of the Series D Note, during the term of the Series D Note, the Issuer may borrow from the Master Fund an aggregate amount not to exceed $4,235,000, which borrowings are to be made pursuant to a schedule of funding dates set forth in the Series D Note. The Series D Note matures, and the principal amount thereof is immediately due and payable (together with unpaid interest accrued thereon), on December 31, 2013. The Series D Note accrues interest at 10% per annum.

Page 8 of 11 pages

In connection with each borrowing under the Series D Note, the Master Fund is entitled to receive shares of the Issuer’s Series D Convertible Preferred Stock (“Series D Preferred Stock”) for no additional consideration. The number of shares of Series D Preferred Stock to be issued to the Master Fund on each funding date is based on the aggregate amount that has been borrowed under the Series D Note as of each funding date multiplied by 0.0225. In connection with the Issuer’s initial borrowing of $727,000 on September 13, 2012, the Master Fund received 23,858 shares of Series D Preferred Stock (currently convertible into 397,623 shares of Common Stock). Additionally, whether or not the Issuer effects any borrowings under the Series D Note, the Master Fund is entitled to receive 30,000 “bonus” shares of Series D Preferred Stock - 7,500 shares on September 12, 2012; 11,250 shares on October 31, 2012; and 11, 250 shares on December 31, 2012. The Series D Preferred Stock has an initial conversion price of $3.00 per share (subject to adjustment), is currently exercisable and has no expiration date.

Pursuant to the Series D Note, the Issuer has agreed to amend the Registration Rights Agreement, dated as of September 5, 2007 between the Issuer’s predecessor and the Master Fund promptly after September 12, 2012 to provide certain customary demand and piggyback registration rights with respect to the underlying shares of Common Stock that the Series D Preferred Stock are convertible into.

Additionally, pursuant to an agreement, dated as of September 12, 2012, between the Issuer and the Master Fund, the parties have agreed to amend the Certificate of Designation for the Series A Preferred Stock promptly after September 12, 2012 to provide holders of Series A Preferred Stock with the right to vote with holders of Common Stock on all matters submitted for the vote or consent of the Issuer’s stockholders, except in cases where the holders of Series A Preferred Stock are entitled to vote separately as a class as required by law or the Issuer’s Articles of Incorporation. Each holder of Series A Preferred Stock is entitled to cast the number of votes per share of Series A Preferred as is equal to the number of Common Stock into which one share of Series A Preferred Stock would be convertible into on the applicable record date.

Also, as of September 12, 2012, VCAF and the Master Fund have agreed to waive the 9.9% beneficial ownership limitation with regard to any or all shares of Common Stock issuable upon conversion of the Series B Preferred Stock and Series C Preferred Stock.

ITEM 5.	Interest in Securities of the Issuer.

(a)           As of September 26, 2012 (the date of filing of this Schedule 13D), the Master Fund and VCAF, collectively, (i) own 1,939,769 shares of Common Stock, (ii) have the ability to acquire an additional 28,984,929 shares of Common Stock through the exercise or conversion of derivative securities and (iii) thus beneficially own 30,924,698 shares of Common Stock, representing 73.8% of all of the Issuer’s outstanding Common Stock. The Investment Manager and Mr. Benowitz (and the General Partner with respect to the shares of Common Stock owned by VCAF) may each be deemed to beneficially own the shares of Common Stock beneficially owned by the Master Fund and VCAF. Each disclaims beneficial ownership of such shares.

As of September 26, 2012 (the date of filing of this Schedule 13D), Mr. Kleidman has the ability to acquire 100,000 shares of Common Stock through the exercise or conversion of derivative securities and thus beneficially owns 100,000 shares of Common Stock, representing 0.8% of all of the Issuer’s outstanding Common Stock.

Page 9 of 11 pages

The foregoing is based on 12,904,455 shares of Common Stock outstanding as of August 13, 2012, as reported on the Issuer’s Form 10-Q for the quarterly period ended June 30, 2012, filed with the SEC on August 14, 2012.

(b)           The Reporting Persons (other than Mr. Kleidman) have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 30,924,698 shares of Common Stock reported herein.

Mr. Kleidman has sole power to vote or direct the vote of and to dispose or direct the disposition of the 100,000 shares of Common Stock reported herein.

(c)           Other than as described above in Item 4, no transactions in the Common Stock have been effected by the Reporting Persons in the last sixty (60) days.

(d)           Not applicable.

(e)           Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit No.	Document

11.	Series D Senior Secured Promissory Note dated as of September 12, 2012 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K, as filed with the SEC on September 18, 2012)

12.	Certificate of Designation of the Relative Rights and Preferences of the Series D Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K, as filed with the SEC on September 18, 2012)

13.	Joint Filing Agreement

Page 10 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2012

ADAM BENOWITZ
VISION CAPITAL ADVISORS, LLC
VISION OPPORTUNITY MASTER FUND, LTD.
VISION CAPITAL ADVANTAGE FUND, L.P.
VCAF GP, LLC

By:	/s/ Adam Benowitz
Adam Benowitz, for himself, as Managing Member of the Investment Manager, as a Director of the Master Fund, and as authorized signatory of the General Partner (for itself and VCAF)

/s/ Carl Kleidman
Carl Kleidman

Page 11 of 11 pages

EXHIBIT INDEX

Exhibit No.	Document

11.	Series D Senior Secured Promissory Note dated as of September 12, 2012 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K, as filed with the SEC on September 18, 2012)

12.	Certificate of Designation of the Relative Rights and Preferences of the Series D Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K, as filed with the SEC on September 18, 2012)

13.	Joint Filing Agreement

Exhibit 13

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of MedPro Safety Products, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: September 26, 2012

ADAM BENOWITZ
VISION CAPITAL ADVISORS, LLC
VISION OPPORTUNITY MASTER FUND, LTD.
VISION CAPITAL ADVANTAGE FUND, L.P.
VCAF GP, LLC

By:	/s/ Adam Benowitz
Adam Benowitz, for himself, as Managing Member of the Investment Manager, as a Director of the Master Fund, and as authorized signatory of the General Partner (for itself and VCAF)

/s/ Carl Kleidman
Carl Kleidman